Via Facsimile and U.S. Mail
Mail Stop 6010

May 1, 2009

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koeniginstrasse 28,
80802 Munich
Federal Republic of Germany

Re: **Allianz SE**
        Form 20-F for the Year Ended December 31, 2008
        Filed on April 1, 2009
        File No. 001-15154

Dear Dr. Perlet:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company

Overview of Loss Reserving Process, page 30

1.   Please explain to us why you exclude the claims data of the accident and health unit of AGF IART and of the health unit of AZ Belgium in your tabular disclosures in this section and in your ten year reserve development table; presumably the intersegment reclassification you disclose did not affect the nature of your policies. Tell us how your current presentation complies with the

requirements of Industry Guide 6. It is unclear from your current disclosures the amount reclassified in 2008; please clarify.

Changes in Loss and LAE reserves during 2008, page 35

2.   Your discussion of the prior period development movements on pages 35 through 37 does not appear to address in all cases the underlying reasons for the prior period reserve developments. Explaining developments as due to "better than expected historical claims emergence and the improvement in actuarial techniques as a result of the availability of higher quality data" or to "an improvement of the actuarial assumptions and better than expected claims emergence" does not appear to be sufficiently informative. Please revise your disclosure to discuss the underlying reasons for the adverse and favorable prior period reserve developments. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

3.   It is unclear from your current disclosure how you adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. Please revise your disclosures to clarify by tail or by line of business how you adjusted the key assumptions used. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Fair Value of Financial Instruments, page 48

4.   Please disclose the nature and the amounts of your Level 1 investments classified as available for sale similar to the disclosures related to your Level 2 and Level 3 investments within the same classification.

Impairment Charges and Depreciation, page 118

5.   Although you appropriately indicate on page F-14 that a decline in fair value of a debt security investment below amortized cost due to changes in risk-free interest rates does not by itself represent evidence of a loss event leading to an

impairment, the magnitude of decline in fair value of some of your debt security investments do not appear to be associated with the change in risk-free interest rates and may be indicative of credit loss events. Please revise your disclosure to clarify why the unrealized losses in your investment portfolio are not indicative of credit losses. At a minimum, please specifically address your unrealized losses that are greater than 50% of amortized cost, recognizing that even given the recent market turmoil valuations less than 50% are not indicative of investment grade instruments.

Item 15. Controls and Procedures, page 176

6.   You state that you evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-15(e). Your principal executive and financial officers concluded that your "disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2008." Please revise your disclosure to briefly describe the objectives of disclosure controls and procedures and to definitely indicate your principal executive and financial officers' conclusions on effectiveness. In this regard, please state, if true, that these officers concluded that the controls and procedures were effective in providing reasonable assurance "that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Consolidated Financial Statements

Consolidated Income Statements, page F-2

7.   You classify minority interests as a component in computing net income rather than allocating your total net income exclusive of minority interests to minority interests and equity holders of Allianz. Please explain to us how your presentation complies with IFRS and reference for us the authoritative literature you rely upon to support your presentation including paragraph 82 of IAS 1.

Notes to Consolidated Financial Statements

4. Assets and Liabilities of Disposal Group Classified as Held-For-Sale and Discontinued Operations, page F-38

8.   You disclose that you signed an agreement with Commerzbank AG on August 31, 2008 to sell Dresdner Bank AG in two steps. You also disclose that the terms of your agreement were modified on November 27, 2008 and that the transaction

and ownership transfer of Dresdner Bank was completed on January 12, 2009. Please address the following comments related to your accounting for your sale of Dresdner Bank and in all instances reference for us the authoritative literature you rely upon to support your accounting:

a. Please provide us a chronology of the transaction which details the major terms of the sale, the modification of terms, when physical shares of Dresdner Bank were conveyed to Commerzbank and when consideration was received from Commerzbank.

b. Please tell us how you concluded that presenting the operations of Dresdner Bank in discontinued operations is appropriate under IFRS. In your response, please specifically explain how you comply with paragraph 32 of IFRS 5 given that you appear to have continuing operations after the sale of Dresdner Bank to Commerzbank in the same major line of business (banking) and geographical areas of operations (Germany, Europe and globally). Also in your response, please explain how you considered the impact of your 15-year agreement to exclusively partner with Commerzbank whereby Commerzbank will distribute your insurance, banking and asset management products in Germany.

c. Please explain to us why you apparently do not include the operating results of Dresdner Bank since the third quarter of 2008 in your loss from discontinued operations.

d. Please clarify for us when you stopped reflecting the results of operations for Dresdner Bank in your loss from discontinued operations. In this regard, it appears from disclosures on page 68 that you recorded the loss of Dresdner Bank through the date of ownership change, but it is unclear whether you considered that date to be the August 31, 2008 signing date or any other date.

e. Please explain to us why you deemed it appropriate to record the change in value of consideration to be received from Commerzbank as an apparent proxy for the operating results of Dresdner Bank through the ultimate sale completion date of January 12, 2009.

f. Please explain to us what provisions existed in the agreement to change consideration to be received or to terminate the transaction prior to completion.

g. Please clarify whether the assets and liabilities of Dresdner Bank at December 31, 2008 reflect the operations of Dresdner Bank since September 30, 2008 and whether these assets and liabilities were revalued under paragraphs 15-19 of IFRS 5. In your response, please indicate where you characterized changes in the net assets of Dresdner Bank from September 30, 2008 through December 31, 2008 in the reconciliation of your total loss from discontinued operations presented on page 68.

h. Please explain why you apparently reflect the change in value of Commerzbank securities through January 12, 2009 in your financial statements at December 31, 2008. Please explain whether there is a material change in the fair value of Commerzbank securities from December 31, 2008 through January 12, 2009.

i. Please explain why accumulated other comprehensive income was not recognized until the completion of the transaction on January 12, 2009.

j. Please clarify whether the CDOs subsequently acquired with a notional amount of €2.0 billion were on the books of Dresdner Bank or Commerzbank and how the purchase price was determined. If these CDOs were on the books of Dresdner Bank, please explain why you did not merely retain ownership of these instruments. In any regard, please disclose information about the CDOs, including credit quality, current payment status, the types of instruments underlying the obligations and any industry concentrations.

k. Please explain how you classified your cash flows from this transaction in your cash flow statement. In your response, please specifically indicate why it is appropriate to classify the net cash flows from Dresdner Bank during the fourth quarter of 2008 as an investing activity.

l. Please explain why the operating loss of Dresdner Bank does not generate a tax benefit or why your loss on disposal, reflected in the table on page F-40 as impairment losses, also does not generate tax benefits.

9. Investments, page F-65

9.   Given the magnitude of your unrealized losses in your corporate bond portfolio, please revise your disclosure in Operating and Financial Review and Prospects to disclose any industry concentrations, associated risks and, where appropriate, a discussion as to why credit-related impairment losses are not warranted.

15. Intangible Assets, page F-76

10.   On page F-77, you indicate that the recoverable amount of your Private Equity cash generating unit for goodwill impairment testing purposes is determined on the basis of the fair values of the Private Equity investments. On page F-69 you indicate that you have €473 million of investments in privately held corporations and partnerships that are carried at cost because you could not reliably measure fair value for these investments. Please explain to us whether these two disclosures refer to any of the same investment securities. If so, please reconcile for us how you could determine fair value for goodwill impairment purposes but not for asset re-measurement purposes. If not, please explain to us how these securities are different.

20. Reserves for Insurance and Investment Contracts, page F-83

11.   You present a table on page F-86 that provides the deferred acquisition costs and insurance/investment contract reserves by major country for your Life/Health segment. At December 31, 2008, your operations in the United States account for

the largest amount of deferred acquisition costs of €6,873 million or 36.8% of the total while only representing €47,100 million or 13.9% of your life insurance/investment contract reserves. In contrast, German Life accounts for the next largest component of your deferred acquisition costs of €6,249 million or 33.4% while it maintains €133,591 million or 39.5% of your life insurance/investment contract reserves. Please revise your disclosure in your financial statements or in Operating and Financial Review and Prospects, as appropriate, to address the following:

a. Please explain why your US life operations account for such a disproportionately large portion of your deferred acquisition costs. Please explain what is different about the business model or compensation structure in the US compared to your other operations.

b. Please explain why your US life deferred acquisition costs at December 31, 2008 increased €2,479 million from €4,394 million at December 31, 2007 when insurance/investment contract reserves increased only €855 million from €46,245 million for the same period and premium revenues for your entire NAFTA segment, as disclosed on page F-54, declined from €6,968 million in 2007 to €6,111 million in 2008.

c. Please explain why you believe your US life deferred acquisition costs are recoverable given that your current balance is greater than your latest annual revenues for the entire NAFTA segment and given that you incurred an operating loss in NAFTA for 2008 as disclosed on page F-55.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant